UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. ________)

Mobivity Holdings Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60743E204
(CUSIP Number)

June 29, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 60743E204

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Porter Partners, L.P. 94-3152540
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares of Common Stock
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (see Items 4(a) and 4(c) below)
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 60743E204

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EDJ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES	5	SOLE VOTING POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares of Common Stock
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (see Items 4(a) and 4(c) below)
12	TYPE OF REPORTING PERSON* FI

CUSIP No. 60743E204

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Porter Family Living Trust dtd 9/5/2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES	5	SOLE VOTING POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares of Common Stock
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,612 shares of Common Stock (see Items 4(a) and 4(c) below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (see Items 4(a) and 4(c) below)
12	TYPE OF REPORTING PERSON* OO

Item 1 (a). Name of Issuer:

Mobivity Holding Corp. (the "Issuer").

Item 1 (b). Address of Issuer's Principal Executive Offices:

55 N Arizona Place, Suite 310
Chandler, AZ 85225

Items 2(a), (b) and (c). Name of Persons Filing, Address and Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Porter Partners, L.P. (a California limited partnership), EDJ Limited (a Bahamas International business corporation), and Porter Family Living Trust dtd 9/5/2006 (a trust of which Jeffrey H. Porter, a resident of California, USA, is a trustee), as joint filers (collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The principal business office of the Reporting Persons is located at 300 Drakes Landing Road, Greenbrae, CA 94904.

Item 2(d). Title of Class of Securities:

Common Stock of the Issuer (the "Common Stock").

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Collectively (see also Item 4(c) below)) the Reporting Persons own (or are deemed to own) 3,531,612 shares of Common Stock. Of this total, Porter Partners, L.P. owns (or is deemed to own) 2,927,352 shares, EDJ Limited owns (or is deemed to own) 325,760 shares, and Porter Family Living Trust dtd 9/5/2006 (or is deemed to own) 278,500.

(b) Percent of class:

Approximately 8.0% (collectively (see also Item 4(c) below) for all Reporting Persons), based on 44,105,156 shares of Common Stock of the Issuer issued and outstanding as of June 29, 2018.

(c) Number of shares as to which the Reporting Persons have:

(i)  Sole power to vote or to direct the vote:

3,531,612 shares of Common Stock (see the remainder of this Item 4(c) below).

(ii)  Shared power to vote or to direct the vote:

0 shares of Common Stock.

(iii)  Sole power to dispose or to direct the disposition of:

3,531,612 shares of Common Stock (see the remainder of this
Item 4(c) below).

(iv)  Shared power to dispose or to direct the disposition of:

0 shares of Common Stock.

This Schedule 13G is filed on behalf of Porter Partners, L.P., EDJ Limited, and Porter Family Living Trust dtd 9/5/2006 (each a "Reporting Person" and collectively the "Reporting Persons"). Porter Capital Management Co, a general partnership, is the general partner of Porter Partners, L.P. and the investment manager of EDJ Limited. Jeffrey H. Porter is the managing partner of Porter Capital Management Co. and is a trustee of the Porter Family Living Trust dtd 9/5/2006. See also Item 4(a) above, which specifies the number of shares of Common Stock owned by each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another

Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

July 12, 2018
Date

Porter Partners, L.P., by Porter Capital Management Co., its general partner

By: /s/ Jeffrey H. Porter
Title: Managing partner

EDJ Limited, by Porter Capital Management Co., its investment manager

By: /s/ Jeffrey H. Porter
Title: Managing partner